Exhibit (d)(4)(b)

MAINSTAY FUNDS TRUST

MAINSTAY VP FUNDS TRUST

AMENDMENT TO AMENDED AND RESTATED SUBADVISORY AGREEMENT

This Amendment to the Amended and Restated Subadvisory Agreement, is made as of the 1st day of May, 2018, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Candriam Belgium, a share company organized under the laws of the Kingdom of Belgium (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to the Amended and Restated Subadvisory Agreement, dated November 15, 2017 (“Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect a revised subadvisory fee with respect to the MainStay Candriam Emerging Markets Equity Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective May 1, 2018, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Yie-Hsin Hung
Name:	Thomas Lynch	Name:	Yie-Hsin Hung
Title:	Director and Associate General Counsel	Title:	Chief Executive Officer

CANDRIAM BELGIUM

Attest:	/s/ Tanguy de Villenfagne	By:	/s/ Vincent Hamelink
Name:	Tanguy de Villenfagne	Name:	Vincent Hamelink
Title:	President of the Management Board	Title:	Member of the Management Board

SCHEDULE A

(As of May 1, 2018)

As compensation for services provided by Subadvisor, the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

Fund/PORTFOLIO	Annual Rate
MainStay Funds Trust
MainStay Candriam Emerging Markets Equity Fund	0.50% on assets up to $1 billion; and 0.4875% on assets over $1 billion
MainStay VP Funds Trust
MainStay VP Emerging Markets Equity Portfolio (portfolio portion)*	0.50% on assets up to $1 billion; and 0.4875% on assets over $1 billion

The portion of the fee based upon the average daily net assets of the respective Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

For certain Series, the Manager may agree to waive a portion of each Series’ management fee or reimburse the expenses of the appropriate class of the Series so that the class’ total ordinary operating expenses do not exceed certain amounts. These waivers or reimbursements may be changed with Board approval. To the extent the Manager agrees to waive its management fee or reimburse expenses, Candriam Belgium, as Subadvisor for these Series, has voluntarily agreed to waive or reimburse its fee proportionately.

*The annual rate is based on the percentage that the Allocated Assets constitutes of the Portfolio’s total average daily net assets.

Payment will be made to the Subadvisor on a monthly basis.